August 8, 2025

Brian Norton
Chief Executive Officer
Wellgistics Health, Inc.
3000 Bayport Drive, Suite 950
Tampa, FL 33607

       Re: Wellgistics Health, Inc.
           Registration Statement on Form S-1
           Filed July 24, 2025
           File No. 333-288932
Dear Brian Norton:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Use of Proceeds, page 11

1. We note the disclosure surrounding your planned XRP Treasury Strategy and its execution in "the near future." If you intend on using the proceeds of this offering to purchase XRP to further your XRP Treasury Strategy, please disclose as much in this section. Refer to Instruction 5 to Item 504 of Regulation S-K.
2.     We note the disclosure surrounding your planned acquisition of Peek
Healthcare
       Technologies, Inc. If you intend on using the proceeds of this offering to finance the acquisition of Peek Healthcare Technologies, Inc., please disclose as much in this section. Refer to Instruction 6 to Item 504 of Regulation S-K.
 August 8, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-
8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kate Bechen